

03024123

PROKOM SOFTWARE SA

FAX

to: Division of Corporate Finance File No. 82-4700 — Securities and Exchange Commission, Washington, DC, USA — +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 17 June, 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.17 of the Decree of the Ministries Committee, dated 16 October 2001 (Dz. U. Nr 163.1160) In regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **THE INTENTION OF THE ISSUANCE OF BONDS**

The Management Board of Prokom Software SA informs, that:

The three year program regarding the issuance of the Company's commercial papers, which had started in May 2000, has just been finished. The program was carried out by ING Bank N.V. and offered Company's paper with maturity periods between 7 and 365 days.

The Management Board of Prokom Software SA took a decision to replace it by issuance of the ordinary bearer bonds.

The Company will offer bonds of the maximum nominal total value of PLN 200 million.

No new obligations will results from the start of this program.

On 31 March 2003 the value of issued bonds amounted to 28.97% of Prokom's equity.

On 31 March 2003 the maximum value of the bonds along with the value of all issued and non-remitted convertible bonds amounted to 57.94% of Prokom's equity.

Prokom Software SA has no intention to introduce the bonds to the public circulation.

17 June, 2003 Dariusz Górka
Member of the Management Board

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